August 14, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Pamela Long

Re:	Clear Skies Solar, Inc.
Registration Statement on Form S-1
Filed June 4, 2009
File No. 333-159730

Dear Ms. Long

We are counsel to Clear Skies Solar, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated June 30, 2009 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed on June 4, 2009.  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (“Amendment No. 1”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 1 marked to show changes to the Form S-1 as filed on June 4, 2009.

Selling Stockholders, page 36

1.
Please provide a materially complete discussion of how the selling stockholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling stockholders and the nature of the arrangements, agreements, and relationships with the company does not appear to be complete and should include, for each selling stockholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holders, and the private placement agent, if any. Your disclosure should also include a description of the material terms of the secured convertible promissory notes held by the relevant selling stockholder. Please present this information in a concise and easy-to-understand fashion and provide us with clearly labeled courtesy copies of the underlying documents that govern the rights of the security holders as they relate to the resale offering.

Response:

In response to the Staff’s comment, the Company has revised its disclosures under the caption “Selling Stockholders” on pages 37-39 of Amendment No. 1.  The underlying documents that govern the rights of the security holders as they relate to the resale offering are the Subscription Agreements, Forms of Convertible Promissory Notes, Forms of Warrants, and Security Agreement filed as Exhibits 10.38, 10.39, 10.40, 10.41, 10.46, 10.47 and 10.48 to the Registration Statement on Form S-1.

2.
Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. If any selling security holder is a registered broker-dealer, it should be named as an underwriter in the registration statement. If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. In any post-effective amendment identifying additional selling security holders, please disclose the same information and also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Selling Stockholders” on page 39 of Amendment No. 1 to indicate that none of the selling security holders is a registered broker dealer or an affiliate of a broker dealer.

Plan of distribution, page 42

3.
We note your disclosure in the third paragraph that the selling stockholders may engage in short sales. Please confirm to us that the selling stockholders are aware of Securities Act Compliance & Disclosure Interpretation Section 239.10, which may be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:

The Company hereby confirms that each of the selling stockholders is aware of the Securities Act Compliance & Disclosure Interpretation Section 239.10.  The Company provided each of the selling stockholders with a copy of the Securities Act Compliance & Disclosure Interpretation Section 239.10.

Experts, page 43

4.	Please disclose that Harvey Kesner, Esq., an attorney with Sichenzia Ross Friedman Ference LLP, has received common stock as compensation for legal services.

Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Legal Matters” on page 45 of Amendment No. 1 to disclose that Harvey Kesner, Esq, has received common stock as compensation for legal services.

Index to Consolidated Financial Statements, page F-1

5.
Please revise to provide a Statement of Stockholders' Equity for the three months ended March 31, 2009. Please refer to the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160.

Response:

In response to the Staff’s comment, the Company has revised the Index to Consolidated Financial Statements on page F-1 of Amendment No. 1 to include a Statement of Stockholders’ (Deficit) for the six months ended June 30, 2009.  The Company has included such statement on page F-25 of Amendment No. 1.

Exhibit Index, page II-10

6.
We note that you intend to file the legal opinion by amendment. Please be advised that the legal opinion is subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Response:

The Company has filed the form of legal opinion with Amendment No. 1 as Exhibit 5.1 thereto.

Annual Report on Form 10-K filed May 15, 2009

General

7.
Please amend Item 9A of the Form 10-K to provide the management's report on internal control over financial reporting required under Section 404(a) of the Sarbanes-Oxley Act of 2002. With respect to the Section 302 certifications, please include the introductory language in paragraph 4 and paragraph 4(b) since you are now required to comply with Section 404(a) of the Sarbanes-Oxley Act.

Response:

In response to the Staff’s comment, the Company has amended Item 9A of the Form 10-K to provide the management’s report on internal control over financial reporting required under Section 404(a) of the Sarbanes-Oxley Act of 2002.  In addition, with respect to the Section 302 certifications, the Company has revised to include the introductory language in paragraph 4 and paragraph 4(b).  An amendment to the Form 10-K incorporating these changes was filed with the Securities and Exchange Commission on July 20, 2009.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 616-4291.

Very truly yours,

/s/ Benjamin S. Reichel
Benjamin S. Reichel

cc:           Arthur L. Goldberg